UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2000

Commission File Number: 000-30624

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC Canada V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Directors' Report dated September 21, 1999

99.2	Notice of the 1999 AGM

99.3	Information Circular for the 1999 AGM

99.4	Form of Proxy for the 1999 AGM

99.5	News Release dated October 1, 1999

99.6	Audited Financial Statements for the Year Ended May 31, 1999

99.7	Interim MD&A for the Period Ended May 31, 1999

99.8	Interim Financial Statements for the Period Ended August 31, 1999

99.9	Interim MD&A for the Period Ended August 31, 1999

99.10	News Release dated December 14, 1999

99.11	News Release dated January 6, 2000

99.12	Interim Financial Statements for the Period Ended November 30, 1999

99.13	Interim MD&A for the Period Ended November 30, 1999

99.14	News Release dated February 14, 2000

99.15	News Release dated April 18, 2000

99.16	Interim Financial Statements for the Period Ended February 29, 2000

99.17	Interim MD&A for the Period Ended February 29, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teryl Resources Corp.
(Registrant)

Date: July 27, 2007	By:	/s/ John Robertson
John Robertson
	Title:	President